OMB APPROVAL
                                                           OMB Number: 3235-0116
                                                         Expires: March 31, 2003
                                                        Estimated average burden
                                                           hours per response: 8










                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of November, 2007

                        SCOR HOLDING (Switzerland) Ltd.
                        -------------------------------
                 (Translation of registrant's name into English)

                             General Guisan-Quai 26
                                   8002 Zurich
                                  Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X  Form 40-F
                                      ---          ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No    X
                                -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

News release

Zurich, Switzerland - November 28, 2007 - SCOR Holding (Switzerland) Ltd. informs about redemption of USD 200 Million Guaranteed Subordinated Notes and exemption from disclosure rules


SCOR Holding (Switzerland) Ltd. informs that it has initiated the redemption of all of the outstanding Converium Finance S.A. 8.25% Guaranteed Subordinated Notes (the "Notes") due 2032, totalling USD 200,000,000 in aggregate principal amount.

The redemption date is 24 December 2007. The Notes will be redeemed at a price of the aggregate principal amount plus an amount equal to the accrued interest payments to the redemption date. The CUSIP number for the Notes is 21248Y202.

A Notice of Redemption has been distributed by The Bank of New York, the trustee for the Notes.

SCOR Holding (Switzerland) Ltd., furthermore, informs that the Admission Board of the SWX Swiss Exchange decided on 23 November 2007, based upon article 76 of the Listing Rules, to grant SCOR Holding (Switzerland) Ltd. an exemption from the disclosure rules (ad-hoc disclosure, disclosure obligations according to Circular Nr. 1 Addendum 1 - participation rights, management transactions and accounting rules).

The exemption was the result of a request of SCOR Holding (Switzerland) Ltd. and was made in conjunction with the pending cancellation action brought by SCOR SE before the Commercial Court of the Canton of Zurich (which is expected to be completed by the end of the 1st quarter 2008), with respect to the remaining shares of SCOR Holding (Switzerland) Ltd. not owned by the SCOR Group in accordance with article 33 of the Federal Act on Stock Exchanges and Securities Trading.

This exemption is valid until 31 Mai 2008 and will fall away with immediate effect, should the pending action for cancellation of outstanding stock be withdrawn by SCOR SE or dismissed by the Commercial Court of the Canton of Zurich.



Enquiries

Communications                     Marco Circelli
Phone:     +41 44 639 90 22        Head of Investor Relations
Fax:       +41 44 639 70 22        marco.circelli@converium.com
                                   Phone:      +41 44 639 91 31
                                   Fax:        +41 44 639 71 31

                                   Inken Ehrich
                                   Investor Relations Specialist
                                   inken.ehrich@converium.com
                                   Phone:      +41 44 639 90 94
                                   Fax:        +41 44 639 70 94

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               SCOR Holding (Switzerland) Ltd.




                                               By:   /s/ Benjamin Gentsch
                                               Name: Benjamin Gentsch
                                                     Title:     CEO




                                               By:  /s/ Chris Wing
                                                    Name:      Chris Wing
                                                    Title:     CFO



Date: 28 November 2007